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SEC FILE NUMBER
8-34261

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ashton Thomas Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Canal View Blvd. Suite 204
(No. and Street)

Rochester	New York	14623
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph Lanzisera	585-424-1234	jlanzisera@at-pw.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RGD+ Partners, PLLC
(Name – if individual, state last, first, and middle name)

10 Winthrop Street	Rochester	New York	14607
(Address)	(City)	(State)	(Zip Code)

07/13/2010	5175
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Lanzisera , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ashton Thomas Securities LLC , as of 12/31 , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JIRI MIKULINEC
Notary Public - State of Florida
Commission # HH 303290
My Comm. Expires Aug 22, 2026
Bonded through National Notary Assn.

Signature

Title
President & CEO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__



RDG + Partners

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Ashton Thomas Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ashton Thomas Securities, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ashton Thomas Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ashton Thomas Securities, LLC's management. Our responsibility is to express an opinion on Ashton Thomas Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ashton Thomas Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information (other information and Computation of Net Capital Under Rule 15C3-1) has been subjected to audit procedures performed in conjunction with the audit of Ashton Thomas Securities, LLC's financial statements. The supplemental information is the responsibility of Ashton Thomas Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RDG + Partners PLLC

We have served as Ashton Thomas Securities, LLC 's auditor since 2023.

Rochester, New York

March 2, 2026

ASHTON THOMAS SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2025

ASHTON THOMAS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Current Assets

Cash and Cash Equivalents	$4,134,812
Cash and Cash Equivalents - Restricted	$528,858
Commission Receivable	332,661
Prepaid Expenses	$194,716
Current Portion: Prepaid Expenses - Compensation Reserve	$2,687,050
	$7,878,097

Property and Equipment

Furniture and Equipment + leasehold Improvement	$684,132
Less: Accumulated Depreciation	-$608,176
	$75,956

Other Assets

Rights of Use Asset - Operating Lease	$875,928
Security Deposit	47,875
Prepaid Expenses - Compensation Reserve, Long Term	18,345,575
Intangible Asset, Net	24,180,000
Intercompany Receivable	2,878,833
	$46,328,210

Total Assets	**$54,282,263**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Current Portion Operating Lease	191,497
Accounts Payable	33,331
Intercompany Payable	494,636
Accrued Expenses	1,227,828
	$1,947,293

Non Current Liabilities

Operating Lease Liability, Net of Current Portion	$717,291
Total Liabilities	$2,664,583

Members' Equity

Member's Equity	$51,617,680
Total Equity	$51,617,680

Total Liability and Stockholder Equity	**$54,282,263**

The accompanying notes to the financial statements are an integral part of this statement

ASHTON THOMAS SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2025

1. SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Excel Securities ("the Company") was formed as a sole proprietorship by Mr. Joseph Lanzisera in November 1985. In January 1998, the business was incorporated as Excel Securities & Associates, Inc. On December 18, 2023, the firm's continuing membership application was granted by FINRA for a change of control. On December 21, 2023, the firm closed a transaction selling majority ownership to Explorer Investment Holdings, LLC. On January 8, 2024, the Company restructured into an LLC and changed its name to Ashton Thomas Securities, LLC. The Company continued as a registered broker dealer and registered investment advisor with the SEC, catering to individual Investors, investment managers and advisory professionals. The Company is a member of the FINRA and SIPC.

The following is a brief description of the accounting policies employed by Ashton Thomas Securities, LLC

The financial statements and books are kept on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is derived from commissions received from security transactions made on behalf of customers with security firms, various mutual funds, and alternative investment companies. Other revenue called "revenue sharing" ($634,408) is also received and is a combination of sharing miscellaneous fees charged to clients with our clearing firm plus bonuses ($460,188) our clearing firm pays ATS for onboarding new assets. Additionally included in Other Revenue are receipts related to Interest Income ($227,064) and Program Manager fees ($1,797,951) that are part of the investment management strategy of certain accounts. Our revenue is generated from executing security transactions made on behalf of customers. Generally, our performance obligation begins when we receive trade instructions and is satisfied upon execution of the trade,

and revenue is recognized on a point in time basis. Commission revenue (12b-1 fees) is also received for account supervision, which is recognized over time.

The following is a breakdown of commissions recognized on a point in time basis, and commissions recognized over time:

    a.   Commissions recognized on a point in time basis   = $9,057,636
    b.   Commissions revenue(12b-1) recognized over time = <u>$1,457,214</u>
         Total Commissions as on Statement of Operations = $10,514,850

Revenue is also derived from account supervision and from advisory and administration fees, which are recognized over time. Advisor fees are billed monthly or quarterly depending on the advisory program. Quarterly fees are realized or considered earned over a three-month period.

The Company does not carry customers' accounts, nor holds securities for customers.

Income Taxes

On January 8, 2024, the Company converted from a c-corporation to a partnership for federal and state income tax purposes. As such, the Company is generally not subject to federal income taxes. Instead, the individual partners are responsible for reporting their share of the Company's income or loss on their personal income tax returns.

The Company utilizes Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, "Income Taxes". Under this accounting method, the Company recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The measurement of uncertain tax positions is adjusted when new information is available, or when an event occurs that requires a change. There are no uncertain tax positions as of December 31, 2025.

Cash and Cash Equivalents

The cash balances are held in one commercial bank and in interest bearing accounts with one security firm which includes a required reserve (restrictive account) of $250,000, with a current balance of $528,858 at year ended December 31, 2025.

For the purposes of the statement of cash flows, the Company considers all highly liquid investments, with maturities of three months or less, to be cash equivalents.

Receivables

The Company's commission receivable consists primarily of amounts due from mutual fund and annuity companies for trailer commissions as well as anticipated amounts due related to Pershing Growth Incentives. These commission receivable amounts due are estimated and are believed, by management, to be fully collectable. The Company's commission receivable balances are reflected below:
1. Year ended December 31, 2024: $341,413
2. Year ended December 31, 2025: $332,661

The Company evaluates its receivables for expected credit losses in accordance with the Current Expected Credit Loss model under ASC 326. Management assesses the collectability of these receivables by considering historical collection rates, reviewing the credit standing of customers and through reasonable and supportable forecasts. Based on this analysis, the Company has determined that expected credit losses, if any, are immaterial, and no allowance has been recorded as of December 31, 2025. The Company will continue to monitor credit risk and adjust its estimate of expected credit losses, as necessary.

Property and Equipment

Furniture and office equipment is stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred, and replacements of significant items are capitalized. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets which range from five to sixteen years.

Advertising

Advertising costs are charged to operations when incurred.

Concentration of Credit Risk

The Company maintains deposits at financial institutions which may, at times, exceed the federally insured amount.

Management's Review of Subsequent Events

The Company evaluates events occurring between the end of the most recent calendar year and March 2, 2026, the date the financial statements were available to be issued.

There were two subsequent events that occurred during the time mentioned:

1. Asset acquisition of a book of business related to an independent advisor that joined the Company on February 3, 2026. Included in this acquisition are the following compensation components.

- Cash Purchase Price consideration payable upon signing in the amount of $1,428,000
- Equity Purchase Price of $612,000 granted as Upfront Equity Units
- Part of the agreement includes additional considerations upon achievement of specific milestones
    - Cash Business Book Consideration of $952,000
    - Equity Business Book Consideration of $408,000
    - Earnout Consideration of $900,000

2. The Company entered into a new lease agreement in Rochester, NY on February, 23, 2026 with an effective date of March 1, 2026 with a term of 2 years. The Company subsequently terminated its current lease.

Fair Value of Financial Instruments

The Company adopted FASB ASC Topic 820, "Fair Value Measurements and Disclosures", as it applies to financial assets and liabilities on January 1, 2008. FASB ASC Topic 820 includes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that is either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices for similar assets in market active, inputs other than quoted prices that are observable and market corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

Segment Reporting

The Company follows FASB ASC 280, Segment Reporting, as amended by ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. Under this guidance,

operating segments are defined by how the Company's chief operating decision maker ("CODM") allocates resources and assesses performance.

The Company's CODM has been identified as the President, Mr. Lanzisera. The CODM evaluates the Company's performance and allocates resources on a consolidated basis, using net income as the primary financial metric. The CODM reviews the same revenue and expense categories presented in the Statement of Operations to evaluate performance. No additional categories are separately reviewed in a manner that is significant to the CODM's performance assessment. Additionally, the CODM considers excess net capital (see Note 6) in assessing capital adequacy and making strategic decisions.

Management has concluded the Company operates as a single reportable segment as a securities broker-dealer based on the following factors:

> 1. The Company's services are all managed on a consolidated basis.
>
> 2. The CODM does not allocate resources or evaluate performance at a disaggregated business-unit or product-line level; instead, performance is assessed using consolidated financial and operational data.
>
> 3. Discrete financial information at a lower level is not regularly prepared or used by the CODM for making resource-allocation decisions.

The Company's activities primarily include principal transactions and investment advisory. The Company derives revenue primarily from:

> 1. Commissions from security transactions
>
> 2. Advisory and administration fees
>
> 3. Other revenue – primarily custodian revenue sharing and interest income

All the Company's operations are conducted in the United States, and revenue is earned solely from U.S.-based users and counterparties. The Company does not have long-lived assets in foreign jurisdictions. The Company did not derive over 10% of its total revenues from a single customer.

Since the Company has only one reportable segment, the amounts presented in the accompanying financials are the same as those used by the CODM.

<u>Acquisitions</u>

The Company enters into asset acquisitions for single identifiable intangible assets which are accounted for under a cost accumulation model in which cash consideration and transaction costs are allocated to the intangible asset acquired. Accounting for asset acquisitions requires the Company to make significant estimates and assumptions with respect to the treatment of deal consideration components and the useful life of the asset purchased. The deal consideration in

asset acquisitions generally includes upfront cash and equity consideration and deferred cash and equity consideration payable upon achievement of certain performance targets. The Company evaluates whether each component of deal consideration is part of the consideration paid to acquire the asset or compensation for post-acquisition services. The evaluation includes, among other things, whether the retention of the cash and equity or the vesting of the equity is contingent on the continued employment of the advisors associated with the acquired asset beyond the acquisition date. If continued employment is required for retention or vesting, the cash and equity consideration is treated as compensation for post- acquisition services and recognized as expense over the requisite service period. The Company does not recognize a liability at deal close for contingent payments in asset acquisitions as the amounts to be paid will be uncertain until a future measurement date.

Intangible Assets

The intangible assets generally identified in the Company's asset acquisitions are customer relationship intangible assets. Customer relationships are deemed to have definite lives and are amortized over their useful lives, which are approximately 15 years. They are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of the assets is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the estimated fair value. There was no impairment of customer relationship intangibles recognized for the year ended December 31, 2025.

As of December 31, 2024, the accumulated amortization was of $1,860,000. As of December 31, 2025, the accumulated amortization was $3,720,000

Over the next 5 years, the amortization expenses will be $1,860,000 per year and $14,880,000 thereafter

2. Acquisitions and Compensation Arrangements

During the year ended December 31, 2025, the Company did not have any asset acquisitions.

During the year ended December 31, 2024, the Company accounted for one acquisition as an asset acquisition. The transaction included initial cash consideration of $27.9 million, which was allocated entirely to customer relationships. The customer relationship intangible asset was assigned a useful life of 15 years. Additionally, the acquisition included the issuance of equity units upon close of the acquisition in a related party entity with an acquisition-date value of $11.9

million and additional cash and equity payments with a value of $18.5 million and $7.9 million, respectively, based upon the achievement of certain performance targets. The subsequent cash payment and each equity issuance are subject to claw back tied to continued employment of the underlying advisors. These payments were accounted for separate from the asset acquisition, as compensation for services performed post-acquisition. The Company recognized the deferred cash payment as a prepaid expense and is recognizing the expense ratably over the claw back period. The Company expensed that value of the equity at issuance given that the units were fully vested. The acquisition includes additional earnout consideration to be paid in the future based on the achievement of revenue targets. As of December 31, 2024, the Company did not consider payment of such earnouts to be either probable or reasonably estimable, and thus has not recognized a liability for such payments.

The Company also accounted for two acquisitions completed during the year ended December 31, 2024, as compensation arrangements. The initial and deferred consideration in these acquisitions was all subject to claw back tied to continued employment of the underlying advisors, and thus represents compensation for services to be performed post-acquisition. The compensation arrangements included initial cash consideration of $5.1 million, the issuance of equity units upon close of the acquisitions with a value of $2.7 million, and the payment of deferred cash and equity consideration with a value of $2.9 million and $1.5 million, respectively. The Company recognized the cash payments as prepaid expenses when paid and is recognizing the expense ratably over the claw back period. The Company expenses the value of the equity grants at issuance given that the units were fully vested. The compensation arrangements also include additional earnout consideration to be paid in the future based on the achievement of revenue targets. As of December 31, 2024, the Company did not consider payment of such earnouts to be either probable or reasonably estimable, and thus has not recognized a liability for such payments.

As of December 31, 2025, the Company did not consider payment of earnouts related to 2024 asset acquisition to be either probable or reasonably estimable and thus has not recognized a liability for such payments.

3. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases office space for its various advisors and staff under operating lease agreements. The Company determines whether an arrangement is a lease at inception. Assets leased under operating lease arrangements are recognized as right-of-use assets and the associated lease liabilities are included in Operating Lease Liabilities in the statement of financial condition as of December 31, 2025. The Company did not have any outstanding finance lease arrangements during the year ended December 31, 2025.

For the year ended December 31, 2025, the Company had cash flows related to the operating leases of $246,097 and a total operating lease expense of $361,583.

The future payments due under operating lease as of December 31, 2025, is as follows:

1. 2026 - $221,092
2. 2027 - $222,969
3. 2028 – $227,106
4. 2029 - $56,267
5. 2030 - $42,528
6. Thereafter - $237,449
7. Total payments - $1,007,411
8. Less discount – (98,623)
9. Lease liability - $908,788
Weighted average discount weight 3.66%
Weighted average remaining lease term 6.26 years

4. CAPITAL

The Company is wholly owned by Explorer Investment Holdings, LLC, which owns the one unit of the Company's member units, which is authorized, issued, and outstanding as of December 31, 2025.

During 2025, there were no capital contributions during the year.

5. ADVERTISING EXPENSE

Advertising expense for the year ending December 31, 2025 was $68,848.

6. NET CAPITAL REQUIREMENTS

The Company is subject to SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. On December 31, 2025, the Company's net capital amounted to $3,207,676 which was $3,088,432 in excess of its required net capital of $119,244. On December 31, 2025, the Company's ratio of aggregate indebtedness to net capital was 56%.

7. RETIREMENT PLAN

Effective January 1, 2025, the Company moved it's 401(k) safe harbor plan under TriNet (a Professional Employer Organization), operated through Empower. The plan covers all full-time employees. Eligible participants can elect to contribute to the plan in accordance with Internal Revenue Code contributions limits. The safe harbor plan includes the employee's contribution plus a Company matching contribution equal to 100% on the first 3% of the deferral and 50% of

the next 2% of deferral. The Company's contribution to the plan totaled $146,096.39 for the year ended December 31, 2025.

8. RELATED PARTIES

The Company engages in transactions with entities or individuals that are considered related parties of the Company. The Company shares certain personnel with ATPW, which is a related entity through common ownership, beginning in April 2024, individuals who are employees of ATPW but perform certain services for the Company. ATPW charges the Company for salary, bonus, payroll taxes, and other employee benefit costs for these individuals for the portion of time spent providing services to the Company. The Company also has certain employees which provide services to ATPW, and the Company charges ATPW for similar payroll and payroll-related costs based on the portion of time those employees spent providing services to ATPW. For the year ended December 31, 2025, the net costs incurred by the Company related to this cost sharing arrangement are $2,199,868 and are included Employee Compensation and Benefits in the Company's statement of operations. ATPW also charges the Company for other operating expenses incurred by ATPW on behalf of the Company, including certain professional services fees, technology fees, and travel costs. During the year ended December 31, 2025, other operating expenses between ATPW and the Company are $125,687 from ATPW to the Company. These operating expenses are included within All Other Expenses in the Company's statement of operations. At year end the Company was receivable in the amount of $2,878,833 from ATPW.

The Company shares certain personnel with Arax Investment Partners (Arax), which is a related entity through common ownership, individuals who are employees of Arax but perform certain services for the Company. Arax charges the Company for salary, payroll taxes, and other employee benefit costs for these individuals for the portion of time spent providing services to the Company. Additionally, Arax paid expenses on behalf of the Company related to lift-out agreements as well as certain operating expenses related to professional fees, technology, travel and office expenditures. The amount totaled $494,636 and is included in intercompany payable at December 31, 2025.

The Company utilizes an advisory software platform provided by Amplify Technology, LLC ("Amplify"), an entity that is majority owned by the rollover equity holders of ATPW. Amplify charges the Company 1 basis point (BPS) on assets under management utilizing its reporting and billing services. This arrangement is governed by an arm's length third-party services agreement between the Company and Amplify. Amplify charges to the company during the year ended December 31, 2025 totaled $269,511. ATPW and Amplify shared 5 employees during the calendar year 2025 in key roles such as finance, compliance, and trading. ATPW pays these employees' salaries in full and is then reimbursed by Amplify pro rata based on the portion of time those employees spent providing services to Amplify. As of June 30, 2025, ATPW and Amplify no longer shared any employees.

Amplify has an agreement with the Company that allows advisors to utilize Amplify's third-party money managers. Under this arrangement, third-party manager fees are calculated by Amplify, charged to client accounts by Pershing, and paid to the Company, which then remits the fees to Amplify without markup.

For the year ended December 31, 2025, total passthrough fees paid to Amplify for third-party manager services amounted to $1,150,960.

ASHTON THOMAS SECURITIES, LLC.
OTHER INFORMATION
DECEMBER 31, 2025

Computation for determination of reserve requirements.

The Company operates under the exemptive provision of paragraph (K)(2)(ii) of SEC Rule 15c3-3.

Information relating to possession or control requirements.

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2025.

ASHTON THOMAS SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2025

Stockholders' equity	$51,617,680
Subordinated notes payable	$0
	$51,617,680
Non allowable assets	
Security Deposits	$47,875
Prepaid Expenses	$18,540,291
Net Property and Equipment	$75,956
Intercompany Receivable	$2,878,833
Intangible Asset	$24,180,000
	$45,722,954
Net capital before haircuts on security positions	$5,894,726
Haircuts on proprietary security positions	$0
Net Capital	$5,894,726
Minimum net capital requirements	$119,244
Excess net capital	$5,775,482
Ratio of aggregate indebtedness to net capital	56%
Minimum net capital requirements	
Aggregate indebtedness	$1,788,656
6-2/3% of aggregate indebtedness	$119,244
Statutory minimum net capital requirement	$50,000
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or statutory minimum)	$119,244

Reconciliation of net capital

The above computation of net capital pursuant to SEC Rule 15c3-1 does not materially differ from the computation as of December 31, 2025, included in the Company's unaudited Form X17a-5, Part IIA.

The accompanying notes to the financial statements are an integral part of this statement



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Ashton Thomas Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ashton Thomas Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ashton Thomas Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: exemption provision (2)(ii) and (2) Ashton Thomas Securities, LLC stated that they met the identified exemption provision throughout the most recent fiscal year without exception. Ashton Thomas Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ashton Thomas Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RDG + Partners PLLC

Rochester, New York

March 2, 2026

Ashton Thomas Securities, LLC. Exemption Report

Ashton Thomas Securities, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

_____

Ashton Thomas Securities, LLC.

I, Joseph Lanzisera, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President & CEO

Date: 3/2/2026



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of Ashton Thomas Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Ashton Thomas Securities, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

RDG + Partners PLLC

Rochester, New York
March 2, 2026

RDG + Partners, PLLC
10 Winthrop Street, Rochester, NY 14607 * Tel 585.673.2600
www.1rdg.com